EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 38 and Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, March 02, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 38 (“Series 38 Shares”) (TSX: BAM.PF.E) for the five years commencing April 1, 2020 and ending March 31, 2025, and also determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

Series 38 Shares and Series 39 Shares

If declared, the fixed quarterly dividends on the Series 38 Shares during the five years commencing April 1, 2020 will be $0.223 per share per quarter, which represents a yield of 5.685% on the most recent trading price, similar to the current yield. The new fixed dividend rate that will apply for the five years commencing April 1, 2020 represents a yield of 3.568% based on the redemption price of $25 per share.

Holders of Series 38 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2020, to convert all or part of their Series 38 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 39 (the “Series 39 Shares”), effective March 31, 2020.

The quarterly floating rate dividends on the Series 39 Shares will be paid at an annual rate, calculated for each quarter, of 2.55% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2020 to June 30, 2020 dividend period for the Series 39 Shares will be 1.04413% (4.188% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.2610325 per share, payable on June 30, 2020.

Holders of Series 38 Shares are not required to elect to convert all or any part of their Series 38 Shares into Series 39 Shares.

As provided in the share conditions of the Series 38 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 38 Shares outstanding after March 31, 2020, all remaining Series 38 Shares will be automatically converted into Series 39 Shares on a one-for-one basis effective March 31, 2020; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 39 Shares outstanding after March 31, 2020, no Series 38 Shares will be permitted to be converted into Series 39 Shares. There are currently 7,906,132 Series 38 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 39 Shares effective upon conversion. Listing of the Series 39 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX and, upon approval, the Series 39 Shares will be listed on the TSX under the trading symbol “BAM.PF.K”.

Series 25 Shares

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2020 to June 30, 2020 dividend period will be 0.9818% (3.938% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.24545 per share, payable on June 30, 2020.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com